                                              Filed Pursuant to Rule 424(b)(2)
PROSPECTUS SUPPLEMENT                         Registration No. 333-63735
(TO PROSPECTUS DATED SEPTEMBER 30, 1998)

                                2,000,000 SHARES

                            [WASHINGTON GAS LOGO]

                                  COMMON STOCK
                            ------------------------

THE COMPANY

WASHINGTON GAS LIGHT COMPANY and its distribution subsidiary deliver natural gas through a nearly 22,000-mile distribution system to more than 819,000 customers. Our service territory covers more than 6,600 square miles and includes the City of Washington, DC, the surrounding suburbs in Maryland and Virginia, and a portion of the Shenandoah Valley in Virginia and West Virginia.

TRADING MARKETS AND SYMBOLS
  New York Stock Exchange:  WGL
  Philadelphia Stock Exchange:  WGL

On November 11, 1998, the last reported sale price of our common stock on the New York Stock Exchange was $25.0625 per share.

THE OFFERING

                       PER SHARE    TOTAL(1)
                       ---------   -----------
Public Offering
  Price..............  $25.0625    $50,125,000

Underwriting
  Discounts and
  Commissions........  $ 0.8400    $ 1,680,000

Proceeds to the
  Company............  $24.2225    $48,445,000

---------------
(1) In order to cover over-allotments, the company has granted the underwriters an option to purchase up to 300,000 additional shares within 30 days after the date shown below. If all 300,000 shares are purchased, the total price to the public will be $57,643,750, underwriting discounts and commissions will be $1,932,000, and proceeds to the company will be $55,711,750.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

PAINEWEBBER INCORPORATED
                     MERRILL LYNCH & CO.
                                         A.G. EDWARDS & SONS, INC.
                            ------------------------
          The date of this Prospectus Supplement is November 12, 1998.

                          WASHINGTON GAS SERVICE AREA

                                     [MAP]

- MORE THAN 819,000 CUSTOMERS, PRIMARILY RESIDENTIAL AND FIRM COMMERCIAL
- FIVE-YEAR AVERAGE ANNUAL CUSTOMER GROWTH OF 3.1%

- DIVERSE REGULATORY JURISDICTIONS
- DIVIDENDS PAID FOR 147 CONSECUTIVE YEARS

- DIVIDENDS INCREASED FOR 22 CONSECUTIVE YEARS



                           EARNINGS PER SHARE/ROE*


                         FY94       FY95       FY96       FY97       FY98

                         1.41       1.45       1.85       1.85       1.54

Weather
Colder/(Warmer) than
normal                   11.8%         (5.2)%        18.6%          0.5%         (5.1)%

ROE                      12.5%         12.3%         15.0%         14.1%         11.2%


* Return on Average Common Equity



                         DIVIDENDS DECLARED PER SHARE


                         FY94       FY95       FY96       FY97       FY98

                        1.1050     1.1175     1.1350     1.1700     1.1950

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.

                                  THE COMPANY

Our Business...............  A public utility primarily engaged in natural gas distribution.

Our Service Territory......  The District of Columbia and surrounding areas of
                             Maryland, Virginia, and West Virginia.

Population of Our Service
  Territory................  Approximately 4.6 million.

Customer Meters as of
  September 30, 1998.......  819,719

Our Address and Telephone
  Number...................  Washington Gas Light Company
                             1100 H Street, NW
                             Washington, DC 20080
                             703.750.4440

                                  THE OFFERING

Common Stock Offered.......  2,000,000 shares (assuming over-allotment option of
                             300,000 shares not exercised).

Common Stock Outstanding as
  of September 30, 1998....  43,839,453 shares

Common Stock Outstanding as
  of September 30, 1998,
  Adjusted for the
  Offering.................  45,839,453 shares

Listing....................  New York and Philadelphia Stock Exchanges (Symbol:
                             WGL).

Common Stock Price Range
  from October 1, 1997 to
  November 11, 1998........  $23 1/16 to $31 3/8

Current Indicated Annual
  Dividend Rate............  $1.20 per share

Use of Proceeds............  General corporate purposes, including capital expenditures and working capital requirements.

                 SELECTED FINANCIAL AND OPERATIONAL INFORMATION
                                  (UNAUDITED)
       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND CUSTOMER METERS)

                                                     FISCAL YEARS ENDED SEPTEMBER 30,
                                         --------------------------------------------------------
                                            1998         1997        1996       1995       1994
                                         ----------   ----------   --------   --------   --------
INCOME STATEMENT DATA:
Operating Revenues.....................  $1,040,618   $1,055,754   $969,778   $828,748   $914,863
Net Revenues (Revenues Less Cost of
  Gas).................................  $  464,832   $  482,829   $499,853   $438,707   $452,668
Net Income.............................  $   68,629   $   82,019   $ 81,591   $ 62,909   $ 60,459
Dividends on Preferred Stock...........  $    1,331   $    1,331   $  1,332   $  1,333   $  1,335
Net Income Applicable to Common
  Stock................................  $   67,298   $   80,688   $ 80,259   $ 61,576   $ 59,124
Average Common Shares Outstanding......      43,691       43,706     43,360     42,575     41,835
Earnings Per Average Share of Common
  Stock
     Basic.............................  $     1.54   $     1.85   $   1.85   $   1.45   $   1.41
     Diluted...........................  $     1.54   $     1.85   $   1.85   $   1.45   $   1.41
Dividends Declared Per Share...........  $    1.195   $    1.170   $  1.135   $ 1.1175   $  1.105
Customer Meters........................     819,719      798,739    772,281    750,849    725,960

                                                          AS OF SEPTEMBER 30,
                                     --------------------------------------------------------------
                                        1998         1997         1996         1995         1994
                                     ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Property, Plant and
  Equipment -- Net.................  $1,319,501   $1,217,137   $1,130,574   $1,056,058   $  995,021
Total Assets.......................  $1,682,433   $1,552,032   $1,464,601   $1,360,138   $1,332,954
Common Shareholders' Equity........  $  607,755   $  589,035   $  558,809   $  513,044   $  485,504
Preferred Stock....................  $   28,424   $   28,430   $   28,440   $   28,471   $   28,498
Long-term Debt (Excluding Current
  Maturities)......................  $  428,641   $  431,575   $  353,893   $  329,051   $  342,270

                                                                   AS OF SEPTEMBER 30, 1998
                                                         ---------------------------------------------
                                                                ACTUAL              AS ADJUSTED (1)
                                                         ---------------------   ---------------------
CAPITALIZATION DATA:
Common Shareholders' Equity............................  $  607,755     57.1%    $  656,200     58.9%
Preferred Stock........................................      28,424      2.7         28,424      2.6
Long-term Debt (Excluding Current Maturities)..........     428,641     40.2        428,641     38.5
                                                         ----------    -----     ----------    -----
          Total........................................  $1,064,820    100.0%    $1,113,265    100.0%
                                                         ==========    =====     ==========    =====
Short-term Debt........................................  $  124,943
Current Maturities of Long-term Debt...................  $   64,106

---------------
(1) The As Adjusted data reflect net proceeds from the sale of 2,000,000 shares of common stock offered in this prospectus supplement.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the prospectus, and their incorporated documents discuss both historical information and forward-looking statements. Most of the statements in the section of this prospectus supplement labeled "The Company -- Strategy" are forward-looking statements. Words like "estimates," "expects," "plans," "anticipates," "intends," "believes," "projected," "forecast," and others also identify forward-looking statements. These forward-looking statements involve uncertainties and risks. Although we believe they are based on reasonable assumptions, we cannot assure that every stated objective will be reached.

     We make forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. Please refer to our latest Annual Report on Form 10-K or our most recent Quarterly Report on Form 10-Q for a discussion of important factors that could cause our actual results to differ materially from those discussed in our forward-looking statements.

                              CAPITAL EXPENDITURES

     The table below shows actual capital expenditures for fiscal years 1997 and 1998 and projected amounts for fiscal years 1999 through 2003.

                             (DOLLARS IN MILLIONS)

                           ACTUAL                             PROJECTED
                       ---------------   ---------------------------------------------------
                        1997     1998     1999     2000     2001     2002     2003    TOTAL
                       ------   ------   ------   ------   ------   ------   ------   ------
New Business.........  $ 89.3   $ 87.4   $ 81.4   $ 83.0   $ 90.7   $ 88.0   $ 88.1   $431.2
Replacements.........    36.4     36.2     35.7     37.3     37.8     38.8     39.8    189.4
Other................    14.2     35.3     24.8     26.4     25.6     26.6     21.8    125.2
                       ------   ------   ------   ------   ------   ------   ------   ------
          Total......  $139.9   $158.9   $141.9   $146.7   $154.1   $153.4   $149.7   $745.8
                       ======   ======   ======   ======   ======   ======   ======   ======

     - New Business expenditures are for property, plant, and equipment that allow us to add new customers and increase the amount of gas that we deliver. We expect that new business will represent nearly 58 percent of our capital expenditures over the next five years.

     - Replacements expenditures help to keep our gas distribution system safe and reliable. We replace parts of the system as they become worn or obsolete, or if public authorities request that we move our facilities. We expect to spend just over 25 percent of our capital expenditures on replacements through 2003.

     - The remaining category, Other, is for general property and equipment such as buildings and related fixtures, vehicles, and computers.

                                USE OF PROCEEDS

     We will use the net proceeds realized from selling the common stock for general corporate purposes, including capital expenditures and working capital requirements.

                                  THE COMPANY

OVERVIEW

     The company and its distribution subsidiary are public utilities that deliver natural gas through a nearly 22,000-mile distribution system to more than 819,000 customers. Our service territory covers more than 6,600 square miles, has a population estimated at 4.6 million people, and includes the City of Washington, DC, the surrounding suburbs in Maryland and Virginia, and a portion of the Shenandoah Valley in Virginia and West Virginia.

     We have been engaged in the gas distribution business for 150 years, having been originally incorporated by an Act of Congress in 1848. We became a domestic corporation of the Commonwealth of Virginia in 1953 and a corporation of the District of Columbia in 1957.

     Average annual meter growth on our natural gas distribution system has exceeded three percent during the last five years. Firm customers provide a stable financial base, accounting for 72.3 percent of our therm deliveries in fiscal year 1998. Interruptible customers, who must be able to switch to another fuel during times of peak demand, tend to consume more gas, at lower margins, than firm customers.

                                                             THERMS DELIVERED
                      CUSTOMER CLASS                            (MILLIONS)      % OF TOTAL
                      --------------                         ----------------   ----------
Residential -- Firm........................................         631            42.6%
Commercial and Industrial -- Firm..........................         441            29.7
Commercial and Industrial -- Interruptible.................         317            21.4
Electric Generation -- Interruptible.......................          94             6.3
                                                                  -----           -----
          Total............................................       1,483           100.0%
                                                                  =====           =====

STRATEGY

     Deregulation and increased competition have led to significant changes in the energy industry. As a natural gas utility, we have traditionally provided a "bundled" service to our customers, including two primary functions: (1) the merchant function, and (2) the core utility, or delivery, function. As the industry has changed, we have changed our views of these functions. The following discussion describes the merchant and core utility functions as they exist today, and how we expect them to change over time. In addition, we discuss our current plans for unregulated activities.

     The Merchant Function. Historically, we have bought natural gas for our customers from producers, and have had it delivered to the entrance point of our distribution system by interstate pipeline companies. Subject to regulatory prudence reviews, we have passed the costs paid to the producers and the interstate pipelines directly to our customers, generally without our having any opportunity for profit or any risk of loss.

     The merchant function is the industry segment currently experiencing the greatest change. Customers in many states are being offered the opportunity to purchase their natural gas from unregulated marketers as well as from their regulated local distribution company. These unregulated marketers compete for these sales and have the opportunity to make a profit or incur a loss from them. One of our subsidiaries is an unregulated marketer.

     Ultimately, we expect our regulated local distribution company to play a much smaller role in the merchant function. The distribution company may ultimately exit the merchant function as more customers buy natural gas from unregulated marketers. During this transition period, we will continue to have certain obligations under long-term contracts to purchase both natural gas from producers and transportation capacity from interstate pipeline companies. Accordingly, our strategy will focus on recovering contractual costs and maximizing the value of contractual assets. We currently plan to avoid some activities that are often considered part of the merchant function, such as commodity trading, exploring for and producing natural gas, operating interstate natural gas pipelines, or expanding storage facilities beyond current capacity.

     The Core Utility or Delivery Function. Through the construction of our distribution system, we have committed over 90% of our assets to the delivery of natural gas to our customers. The core utility function currently includes the infrastructure needed to provide such customer services as reading meters, preparing bills, and answering telephone inquiries. Historically, our local regulatory commissions have allowed us to earn a fair rate of return on the capital invested in our distribution system and to recover expenses such as customer service and maintenance costs, taxes, and depreciation.

     The high cost of constructing a duplicate distribution system is a strong barrier to potential competitors in the delivery function. Thus, we do not expect direct competition from another natural gas distributor. We expect that the local regulatory commissions will continue to function as surrogates for competition, determining the prices we charge our customers and the terms and conditions of service for the delivery function. Because of continuing regulation, we do not expect the risk profile of the delivery function to change, and we do not expect the profitability of the delivery function to decline as a result of customers purchasing natural gas from unregulated marketers. We plan to continue to construct, operate and maintain our natural gas distribution system, increase the efficiency of our operations, add customers profitably, and compete against other fuels such as electricity and oil.

     Although we currently provide customer services as part of our core utility function, these services can potentially be offered economically by competitors. We may or may not continue our role as the provider of customer services, depending on our competitive position, customer demand, and regulatory policy preferences.

     Unregulated Activities. The unregulated activities of the company and its subsidiaries include the following:

        1. selling natural gas in competition with unregulated marketers and unregulated marketing subsidiaries of other utility companies;

        2. providing commercial energy services by designing and renovating mechanical heating, ventilating and air conditioning systems; and

        3. financing gas appliances and certain other equipment for residential and small commercial customers.

     At the present time, our unregulated activities are not significant to the company's results of operations. However, our gas marketing activities involve risks not historically experienced in our natural gas distribution business because they require us to manage any difference between the price and volume of natural gas we commit to our customers and the actual cost and volumes we must purchase. Currently, we manage this risk by closely matching purchases of natural gas from suppliers with commitments to sell natural gas to customers at offered prices.

     We intend to continue competing in the energy-related markets listed above, and potentially to enter into others. Accordingly, we are studying the possibility of changing our corporate structure to clarify the separation of regulated from unregulated operations, if appropriate for business and regulatory reasons. One structural option we are considering is the formation of a parent holding company like that of many other utilities.

              COMMON STOCK PRICE RANGE, DIVIDENDS, AND SHARE DATA

     As of 1998, we have paid dividends on our common stock for 147 consecutive years, one of the longest dividend records of companies listed on the New York Stock Exchange. In addition, we have increased dividends annually for the past 22 years. We declare dividends on a quarterly basis, and formally review dividend policy annually. Future earnings growth and the strength of our financial condition may affect future dividend payments. Please refer to "Description of Common Stock" in the accompanying prospectus for a discussion of dividend rights.

     Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange. Quarterly high and low prices, as reported on the New York Stock Exchange Composite Transactions Tape, and dividends paid for the common stock for fiscal years 1997, 1998, and 1999 to date are as follows:

                  COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

                                                                        DIVIDENDS   DIVIDEND
                                                                        PAID PER    PAYMENT
                                                    HIGH      LOW         SHARE       DATE
                                                    ----      ---       ---------   --------
FISCAL YEAR 1999 (10/1/98 THROUGH 11/11/98).......  $28 3/4   $24 15/16  $0.300     11/1/98
FISCAL YEAR 1998
Fourth quarter....................................  $27 7/8   $23 1/16   $0.300      8/1/98
Third quarter.....................................   28 1/4    24 3/4     0.300      5/1/98
Second quarter....................................   30 3/4    25 9/16    0.295      2/1/98
First quarter.....................................   31 3/8    23 13/16   0.295     11/1/97
FISCAL YEAR 1997
Fourth quarter....................................  $26 1/2   $23 15/16  $0.295      8/1/97
Third quarter.....................................   25 5/8    20 7/8     0.295      5/1/97
Second quarter....................................   23 1/2    21 5/8     0.285      2/1/97
First quarter.....................................   25        21 1/8     0.285     11/1/96

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

     We have a Dividend Reinvestment and Common Stock Purchase Plan (the "Plan") under which holders of our common stock and preferred stock may elect to receive dividends in the form of additional shares of our common stock in lieu of cash. Shareholders and employees may also invest optional cash payments, no greater than $20,000 per quarter, in such shares.

     Additional information on the Plan is contained in the Plan prospectus, which may be obtained from Shareholder Services, Washington Gas Light Company, 1100 H Street, NW, Washington, DC, 20080. We may be reached by telephone at
202.624.6558 or 1.800.221.WGAS (1.800.221.9427).

OUTSTANDING SHARES

     As of September 30, 1998, there were 43,839,453 shares of common stock outstanding, net of treasury shares. There were 1,027,745 authorized but unissued shares of common stock reserved for the Plan, for the Directors' Stock Compensation Plan, for conversion of convertible preferred stock, and as an investment alternative in our qualified employee savings plans. We also have reserved 800,000 shares of common stock for grants under our long-term incentive compensation plan, and 391,050 shares remain reserved for potential future grants as of September 30, 1998.

     We have two series of convertible preferred stock outstanding, the $4.60 Convertible Series and the $4.36 Convertible Series. Owners of those shares may elect to convert their shares at any time into shares of our common stock under terms of a specific formula for each series. As of September 30, 1998, there were 569 shares of the $4.60 Convertible Series outstanding and each share was convertible into 11.39 shares of our common stock. As of the same date, there were 1,942 shares of the $4.36 Convertible Series outstanding and each share was convertible into 10.29 shares of our common stock.

                                  UNDERWRITING

     The underwriters have agreed to purchase from us the numbers of shares of common stock indicated below, subject to the terms and conditions set forth in an underwriting agreement dated November 12, 1998.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
PaineWebber Incorporated....................................       525,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................       525,000
A.G. Edwards & Sons, Inc....................................       525,000
Credit Suisse First Boston Corporation......................        60,000
Donaldson, Lufkin & Jenrette Securities Corporation.........        60,000
Janney Montgomery Scott Inc. ...............................        60,000
Morgan Stanley & Co. Incorporated...........................        60,000
Salomon Smith Barney Inc. ..................................        60,000
Ferris, Baker Watts, Inc. ..................................        25,000
Johnston, Lemon & Co. Incorporated..........................        25,000
Edward D. Jones & Co., L.P. ................................        25,000
Legg Mason Wood Walker, Incorporated........................        25,000
Roney Capital Markets.......................................        25,000
                                                                 ---------
                                                                 2,000,000
                                                                 =========

     The underwriters are obligated to purchase all shares of common stock offered hereby if any shares are purchased. We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 300,000 additional shares of common stock solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page hereof. If the underwriters exercise this option, each underwriter will be committed, subject to certain conditions, to purchase an additional number of shares of common stock proportionate to such underwriter's initial commitment.

     The shares of common stock are offered subject to prior sale, when, as and if issued by the company and accepted by the underwriters, to the public at the public offering price set forth on the cover page hereof and to certain dealers at such price less a concession not exceeding $0.50 per share. Underwriters and dealers may reallow to certain other dealers a discount not exceeding $0.10 per share. After the public offering, the public offering price and concessions and discounts to dealers may be changed by the underwriters.

     The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock; and syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in this offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of common stock sold in this offering for their account, may be reclaimed by the syndicate if such shares of common stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on the New York Stock Exchange or otherwise.

     The underwriters have in the past and may in the future engage in transactions with, or perform services for, us in the ordinary course of their business.

     We will pay all expenses, estimated to be $267,611, associated with the offer and sale of the common stock.

     For a 30-day period commencing the closing date, we have agreed that, without the prior written consent of PaineWebber Incorporated, we will not, directly or indirectly, sell, contract to sell, offer to sell, assign, pledge, hypothecate, lend, transfer, make any short sale of, grant any option, right or warrant for the sale of, or otherwise dispose of, any common stock or securities convertible into common stock, other than pursuant to our employee benefit plans, the Dividend Reinvestment and Common Stock Purchase Plan, and the Directors' Stock Compensation Plan.

                          WASHINGTON GAS LIGHT COMPANY
                                  COMMON STOCK

                            ------------------------

     Washington Gas Light Company (the "Company") intends from time to time to issue and sell an aggregate not to exceed 2,300,000 authorized but unissued shares of its common stock, par value $1.00 per share (the "Common Stock"), on terms to be determined at the times of sale. For each offering of the Common Stock for which this Prospectus will be delivered, there will be an accompanying Prospectus Supplement that will set forth the terms of the offering. The Company's Common Stock is listed on the New York and Philadelphia Stock Exchanges under the symbol "WGL". On September 17, 1998, the last reported sale price of Common Stock was $26.5625 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Common Stock may be sold directly by the Company or through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters are involved in the offering of the shares in respect of which this Prospectus will be delivered, the names of such agents or underwriters, and the initial price to the public, any applicable commissions or discounts and the net proceeds to the Company, or the means of determining the same, will be set forth in an accompanying Prospectus Supplement. The Company may indemnify agents and underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution".

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Certain information, as of particular dates, concerning directors and officers, their remuneration, the principal holders of securities of the Company and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareholders of the Company and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, N.Y. 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is listed on the New York Stock Exchange and on the Philadelphia Stock Exchange (under the symbol "WGL"), where reports, proxy material and other information concerning the Company may also be inspected. The Company's preferred stock (the "Preferred Stock") is also listed on the Philadelphia Stock Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (Commission File No. 1-1483) pursuant to the Exchange Act are incorporated in this Prospectus by reference:

        1) The Company's Annual Report on Form 10-K for the year ended September 30, 1997.

        2) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31,1997; March 31, 1998; and June 30, 1998.

        3) The Company's Current Report on Form 8-K, dated December 9, 1997.

        4) The Company's Current Report on Form 8-K, dated July 10, 1998.

     All documents filed by the Company pursuant to Sections 13, 14, or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as the "Incorporated Documents"; provided, however, in each year during which an offering is made by this Prospectus, all documents filed by the Company pursuant to Sections 13, 14 or 15(d) of the 1934 Act prior to the filing with the Commission of the Company's Annual Report on Form 10-K covering such year shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after such filing of such Annual Report on Form 10-K).

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon written or oral request, the Company will provide without charge to any person to whom a copy of this Prospectus has been delivered a copy of any or all of the Incorporated Documents which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests for such copies should be directed to Shareholder Services, Washington Gas Light Company, 1100 H Street, NW, Washington, D.C. 20080, (Telephone numbers: 202-624-6558 or 1-800-221-WGAS). The information relating to the Company contained in this document does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                                  THE COMPANY

     The Company and its distribution subsidiary are public utilities that deliver and sell natural gas through a 21,000-mile distribution system to more than 818,000 customers. The franchise area covers over 6,600 square miles and has a population estimated at 4.6 million people. This area includes the City of Washington, D.C. and the surrounding suburbs in Maryland and Virginia, and a portion of the Shenandoah Valley in Virginia and West Virginia.

     The Company has been engaged in the gas distribution business for 150 years, having been originally incorporated by an Act of Congress in 1848. It became a domestic corporation of the Commonwealth of Virginia in 1953 and a corporation of the District of Columbia in 1957.

     Meter growth on the Company's natural gas distribution system has averaged over 3 percent annually during the last five years. Residential and firm commercial customers provide a stable financial base, accounting for 72.4 percent of the Company's therm deliveries in fiscal year 1997.

     Non-utility activities of the Company and its subsidiaries include: (1) the sale of natural gas in competition with third-party suppliers such as gas marketers and non-regulated subsidiaries of other utility companies; (2) providing commercial energy services by designing and renovating mechanical heating, air conditioning and ventilation systems; and (3) the financing of gas appliances and certain other equipment for residential and small commercial customers.

     The principal executive offices of the Company are located at 1100 H Street, NW, Washington, D.C. 20080. Its telephone number is 703-750-4440.

                                USE OF PROCEEDS

     The net proceeds realized from the sale of the Common Stock offered hereby will be used for general corporate purposes, including capital expenditures and working capital requirements.

                          DESCRIPTION OF COMMON STOCK

     The following is a summary of, and is qualified by reference to, the provisions of the Company's Charter, as amended, relating to its Common Stock, $1 par value.

     In addition to the amount outstanding as of August 31, 1998, the Company is authorized by its regulatory commissions to: (1) issue up to 3,500,000 shares of its Common Stock through one or more public offerings, (2) issue up to 1,152,615 shares of Common Stock under the Dividend Reinvestment and Common Stock Purchase Plan and other employee benefit plans, and (3) issue up to 3,000,000 additional shares of Common Stock to support the potential issuance of either debt securities or preferred stock shares which are convertible into shares of Common Stock. On August 31, 1998, the Company had 43,825,931 shares of Common Stock outstanding, which does not reflect the issuance of any shares of Common Stock offered hereby. The presently outstanding shares of Common Stock of the Company are validly issued, fully paid and nonassessable.

DIVIDEND RIGHTS

     Subject to the preferential rights of the holders of the Preferred Stock to receive full cumulative dividends, both past and current, and the restrictions set forth below, the holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

VOTING, LIQUIDATION AND OTHER RIGHTS

     Common stockholders of record are, together with holders of record of shares of voting Preferred Stock, entitled to one vote for each share on matters voted upon by stockholders except that whenever dividends on Preferred Stock are in arrears in an aggregate amount equal to four full quarterly dividends on all outstanding shares of such stock, the holders of the Preferred Stock (whether voting or non-voting) have the right, as a class, until all dividends then in default have been paid, to elect the largest number of directors that does not exceed 25% of the Board of Directors, but in no event less than two directors; and the holders of Common Stock will be entitled to elect the remaining directors.

     Upon liquidation, the holders of Common Stock shall be entitled to share ratably in the distribution of the remaining assets available for distribution after satisfaction of the preferential liquidation requirements of, and accumulated unpaid dividends on, the Preferred Stock. The Common Stock and all series of Preferred Stock have no preemptive rights.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is The Bank of New York. The Bank of New York extends credit to the Company, along with other banks, under revolving credit agreements. From time to time the Company has entered into contracts with The Bank of New York for the sale, on a recourse basis, of certain non-utility accounts receivable. The Bank of New York also serves as transfer agent and registrar for the Company's Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the Common Stock in any of three ways: (1) through underwriters or dealers; (2) directly to a limited number of purchasers or to a single purchaser; or (3) through agents. The distribution of the Common Stock may be effected from time-to-time in one or more transactions at a fixed price, at a price which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Each Prospectus Supplement will set forth the terms of the offering of the Common Stock offered thereby, including the name or names of any underwriters or agents, the purchase price of such Common Stock and the proceeds to the Company from such sale, any discounts and other items constituting underwriters' and agents' compensation, and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Common Stock will be acquired by the underwriters for their own account and may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters as may be designated by the Company, or directly by one or more of such firms. The underwriter or underwriters with respect to a particular underwritten offering of Common Stock will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Common Stock offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such shares of Common Stock if any are purchased.

     The Company may grant to underwriters options to purchase additional Common Stock to cover over-allotments, if any, at the initial public offering price (with additional underwriting commissions or discounts), as may be set forth in the applicable Prospectus Supplement. If the Company grants any over-allotment option, the terms of such option will be set forth in the applicable Prospectus Supplement.

     The Common Stock may be sold through agents designated by the Company from time to time. Each Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Common Stock in respect of which such Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended ("Securities Act"), of the Common Stock so offered and sold.

     If a dealer is utilized in the sale of Common Stock in respect of which this Prospectus is delivered, the Company will sell such Common Stock to the dealer as principal. The dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such item is defined in the Securities Act, of the Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the applicable Prospectus Supplement.

     Offers to purchase Common Stock may be solicited directly by the Company, and the sale thereof may be made directly by the Company to institutional investors or others who may be deemed underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the applicable Prospectus Supplement.

     If so indicated in a Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Common Stock offered thereby from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in such Prospectus Supplement, which will set forth the commission payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, and dealers may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for the Company by John K. Keane, Jr., Esq. Mr. Keane, Senior Vice President and General Counsel for the Company, is regularly employed by the Company and owns 17,527 shares of the Company's Common Stock as of August 31, 1998. The legality of any Common Stock offered hereby will be passed upon for agents, underwriters, or dealers by Winthrop, Stimson, Putnam & Roberts, New York, N.Y.

                                    EXPERTS

     The financial statements and schedule included or incorporated by reference in the Company's most recent Annual Report on Form 10-K, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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  WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CURRENT AS OF THE DATES ON THE FRONT OF THOSE DOCUMENTS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Summary....................  S-3
Selected Financial and Operational
  Information.........................  S-4
Forward-Looking Statements............  S-5
Capital Expenditures..................  S-5
Use of Proceeds.......................  S-5
The Company...........................  S-6
Common Stock Price Range, Dividends,
  and Share Data......................  S-7
Underwriting..........................  S-9
                 PROSPECTUS
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Use of Proceeds.......................    3
Description of Common Stock...........    3
Plan of Distribution..................    4
Legal Opinions........................    5
Experts...............................    5

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                                2,000,000 SHARES

                            [WASHINGTON GAS LOGO]
                                  COMMON STOCK

                ------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------
                            PAINEWEBBER INCORPORATED
                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                               NOVEMBER 12, 1998
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